August 16, 2011
Jim B. Rosenberg
Securities and Exchange Commission
Mail Stop 03-09
450 Fifth Street, N.W.
Washington, DC 20549

Re:	AMERIGROUP Corporation Form 10-K for the Year Ended December 31, 2010 Filed on February 23, 2011 as amended by Form 10-K/A Filed on May 13, 2011 File No. 001-31574
Dear Mr. Rosenberg:
     Set forth below is our response to the comment raised in your letter dated July 20, 2011. For your convenience we have reproduced the comment in italics preceding our response. References to “AMERIGROUP”, the “Company”, “we”, “our”, or “us” mean AMERIGROUP Corporation.
Notes to Consolidated Financial Statements
(9) Long-Term Debt
Convertible Senior Notes, page 86

Comment	You disclose that on January 1, 2009 you adopted new guidance issued by the FASB and separately account for the liability and equity components of your 2.0% Convertible Senior Notes as they may be settled wholly or partially in cash upon conversion. Please provide us your analysis as to why you have not accounted for the embedded conversion feature separately as a derivative, noting that ASC 470-20-15-4 requires that an assessment of the embedded conversion feature must be performed prior to applying the cash conversion guidance. In your response, please specifically explain to us your consideration of the guidance in ASC 815-10-15-99c and 15-119 through 15-124 considering that the shares underlying your convertible notes are registered under a shelf registration statement filed in May 2007. Please reference for us the authoritative literature you rely upon to support your accounting.

Response	We note your comment and respectfully submit that prior to applying the cash conversion guidance, in accordance with ASC 470-20-15-4, we performed an assessment as to whether the embedded conversion feature of our 2% Convertible Senior Notes should be separately accounted for as a derivative.

Pursuant to ASC 815-15-25-1, an embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic ASC 815-10 if and only if all of the following criteria are met:
a)	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

Met — Because the conversion feature is indexed to the stock of the Company and the host is a debt host, the conversion feature is not clearly and closely related to the host contract.

b)	The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

Met — Because the hybrid instrument is convertible debt, it is not required to be remeasured at fair value with changes in fair value reported in earnings.

c)	A separate instrument with the same terms as the embedded derivative would, pursuant to Section ASC 815-10-15, be a derivative instrument subject to the requirements of this Subtopic.

Not met — The conversion feature meets the exclusion criteria of ASC 815-10-15-74a.

More specifically, in coming to our conclusion that the conversion feature meets the exclusion criteria of ASC 815-10-15-74a, we noted the conversion feature is both: (i) indexed to the Company’s own stock, and (ii) would be classified in shareholders equity if it was freestanding as follows:

(i) Indexed to the Company’s own stock

At issuance, we assessed whether the conversion feature was indexed to the Company’s own stock pursuant to EITF 01-6 which states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. This definition is met as the settlement amount is based solely on the Company’s stock.

Upon adoption of EITF 07-5 (which was codified primarily in ASC 815-40-15), we assessed whether the conversion feature continued to qualify as an instrument that is indexed to the Company’s own stock.

The notes include a “make-whole” provision and provide certain conversion rate adjustments upon the occurrence of certain events that we assessed to determine if these elements of the conversion feature preclude the conversion option from being considered indexed to the Company’s own stock:
•	Under the make-whole provision, if certain types of fundamental change (as defined in the indenture governing the notes, examples of which include, but are not limited to, acquisition of the majority of the Company’s common stock by another party, certain merger events involving the Company and liquidation or dissolution of the Company) occur, the holders of the convertible notes can convert their notes at a rate equal to the sum of the fixed conversion rate and a number of additional shares (as defined in the indenture governing the notes) determined by reference to a table with axes of stock price and the effective date of the event. The table was designed such that the aggregate fair value of shares deliverable would be expected to approximate the fair value of the convertible notes at the settlement date, assuming no change in relevant pricing inputs (other than stock price and time) since the pricing of the notes.

•	Under the conversion rate adjustments, if certain events occur, (including but not limited to, the issuance of common shares as a dividend or distribution, a stock split or combination, distribution of rights or warrants to substantially all common stock holders and/or, the distribution of capital stock, indebtedness or other assets to all or substantially all common stock holders) the conversion rate will be adjusted based on formulas designed to compensate noteholders for their inability to directly participate in the relevant event.

Both the “make-whole” and conversion rate adjustments are elements of the conversion feature of the notes (which represent “exercise contingencies” as defined in EITF 07-5) that are based on observable markets. However, these elements relate solely to the market prices of the Company’s own stock and therefore do not preclude the conversion option from being considered indexed to the Company’s own stock.

With respect to the make-whole provision, the number of make-whole shares is determined based on a table with axes of stock price and the effective date of the event triggering the make-whole provision (consistent with the concept of “stock price and time” as contemplated in EITF 07-5), which would both be inputs in a fair value measurement of a fixed-for-fixed option on equity shares.

With respect to the conversion rate adjustments, an implicit assumption in standard pricing models is that the events resulting in the conversion rate adjustments will not occur (or that the strike price of the instrument will be adjusted to offset the dilution caused by such events). Therefore, the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. Consistent with the provisions of EITF 07-5, the number of shares into which the convertible notes are convertible are adjusted based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events should have on the price of the underlying shares.

The remaining contingent exercise events are not based on observable markets or indexes and therefore do not preclude the conversion option from being considered indexed to the Company’s own stock.

Based on the above, the conversion feature of our 2% Convertible Senior Notes was determined to be indexed to the Company’s own stock.

(ii) Classified in stockholders’ equity

Paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give a company a choice of net-cash settlement be classified as equity provided the criteria of paragraphs 12 through 32 of EITF 00-19 are also met. The conversion feature of our 2% Convertible Senior Notes can only be net-share settled unless opted by the Company upon a defined “accounting event” to be full-share settled and may be settled in cash or shares, at the Company’s option. Net cash settlement is required only in specific circumstances in which holders of the shares underlying the contract also would receive cash in exchange for their shares.

Because any contract provision that could require net cash settlement precludes accounting for a contract as equity of the entity (except for those circumstances in which the holders of the underlying shares would receive cash), all of the following conditions must be met for a contract to be classified as equity:
a)	The contract permits the entity to settle in unregistered shares.

Met — The Company is permitted to settle in unregistered shares.

b)	The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

Met — The Company has sufficient authorized and unissued shares.

c)	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Met — The holders may convert outstanding notes into shares of the Company’s common stock at an initial conversion price of $42.53 per share, or 23.5114 shares per $1,000 of principal amount of notes. The maximum number of shares that could be issued to satisfy the conversion of the notes is 6,112,964 under the standard conversion rate of 23.5114 shares per $1,000 of principal amount of notes incremented by the make-whole provisions discussed above, as applicable. Notwithstanding the foregoing, in no event shall the conversion rate exceed 31.1526 per $1,000 of principal of notes (subject to the conversion rate adjustments discussed above).

d)	There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).

Met — There are no required net cash settlements to the counterparty in the event the Company fails to make timely filings with the SEC.

e)	There are no cash-settled top-off or make-whole provisions.

Met — There are no cash-settled top-off or make-whole provisions.

f)	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Met — There are no such provisions.

g)	There is no requirement in the contract to post collateral at any point or for any reason.

Met — There are no collateral requirements.

Based on the above, we determined that the conversion feature of our 2% Convertible Senior Notes would be classified in stockholders’ equity if it were freestanding.

Conclusion	The Company has not accounted for the embedded conversion feature separately as a derivative as we have concluded that the conversion feature qualifies for the “own equity” scope exception under ASC 815-10-15-74a. Accordingly, notwithstanding the guidance in ASC 815-10-15-99c and 15-119 through 15-124, we have concluded that no further analysis is needed and the accounting for this conversion feature is not within the scope of ASC 815.
We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (757) 473-2723 should you require further information or have additional comments or questions.
Sincerely,

/s/ James W. Truess James W. Truess
Executive Vice President and Chief Financial Officer
AMERIGROUP Corporation